Exhibit 99.1

June 15, 2021	News Release 21-12

Resource Expansion Drilling at Brucejack Intersects More High-Grade Gold Mineralization in the North Block Zone

Vancouver, British Columbia, June 15, 2021; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) today announced that it continues to intersect high grade gold mineralization in Phase 2 of the North Block resource expansion drill program at the Brucejack Mine in British Columbia.

Following up on the success of the Phase 1 drill program (see news release dated February 25, 2021) Pretivm initiated a second phase of drilling to test the extension of the North Block Zone to the northwest. The Phase 2 program identified high-grade gold mineralization with five intersections assaying above 1,000 grams per tonne gold. Results include, drill hole VU-2933 which assayed 561.6 grams per tonne gold over 15.0 meters, including 8,400 grams per tonne gold over 1.0 meter. In addition, drill hole VU-2932 assayed 306.6 grams per tonne gold over 19.5 meters, including 5,910 grams per tonne gold over 1.0 meter. High grade gold mineralization was intercepted up to 450 meters from the current resource shell.

“These impressive results confirm high-grade gold mineralization in the North Block Zone and further extend the potential of the Valley of the Kings deposit at Brucejack,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “Based on the success of the second phase, we have initiated a third and fourth phase of the drill program to further delineate the potential of the North Block Zone.”

The North Block Zone is located directly to the north of the Valley of the Kings deposit. The resource expansion exploration program is designed to test for Valley of the Kings style mineralization to the north and at depth. Phase 2 of the program was drilled from the 1150 and 1070 levels in the mine, targeting an area extending up to 450 meters north of the current resource shell. Phase 3 of the program will infill between the existing drill fans and the newly designed Phase 4 of the program will test an area immediately to the northwest of the current drilling.

North Block – Phase 2 Results

Phase 2 of the North Block resource expansion drill program comprised 22,964 meters in 83 drill holes. Drilling from the 1150 level intersected the extension of the Domain 13 Stockwork, which is currently being mined in the Valley of the Kings. Drilling from the 1070 level intersected the recently identified corridor of gold mineralization in the footwall of the Domain 13 structure. This corridor features coarse electrum in northwest oriented quartz-carbonate veins within a broader halo of lower grade gold mineralization.

For a plan and section view of the 2020 North Block Phase 2 program please see below.

Significant drill results are shown below:

  Hole VU-2933 intersected 561.6 grams per tonne gold over 15.0 meters, including 8,400 grams per tonne gold and 4,900 grams per tonne silver over 1.0 meters.
  Hole VU-2932 intersected 306.6 grams per tonne gold over 19.5 meters, including 5,910 grams per tonne gold and 3,400 grams per tonne silver over 1.0 meters.
  Hole VU-2962 intersected 191.6 grams per tonne gold over 14.0 meters, including 1,795 grams per tonne gold and 1,375 grams per tonne silver over 1.0 meters.
  Hole VU-2859 intersected 31.6 grams per tonne gold over 51.0 meters, including 1,515 grams per tonne gold over 1.0 meters.

  Hole VU-2967 intersected 61.7 grams per tonne gold over 17.5 meters, including 993 grams per tonne gold over 1.0 meters.

2021 Resource Expansion Drilling and Near-Mine Exploration Program

The resource expansion drill program is currently targeting the North Block Phase 3 and Phase 4 and the 1080 East Zone. In early July, two drills from underground will be repositioned to complete a 13,000-meter resource expansion drill program at Gossan Hill from surface. At the Bridge Zone, 11,000-meters of underground resource expansion drilling is expected to start in late August.

The near-mine exploration program is expected to start in mid-June with two additional drills on surface. The program will focus first on exploration targets at Shore Zone and SG Zone. Then, to follow up on the successful discovery of epithermal style gold mineralization at Hanging Glacier, a 10,000-meter drill program will be initiated in late July (see news release dated December 16, 2020).

In addition to drilling, the near-mine exploration program will include a UAV magnetic survey, MT and IP geophysical surveys, soil sampling and prospecting over the four-kilometer trend from Brucejack to Hanging Glacier.

Stephanie Wafforn, P.Geo., Pretivm’s Resource Manager is the Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects responsible for the Mineral Resource expansion drill program and the near-mine exploration program and has reviewed and approved the scientific and technical information in this news release related thereto.

Table 1: Selected North Block Phase 2 Results, June 2021 (VU-2762 to VU-2969)(1,2)

Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Comments
Fan 1070W_L1
VU-2856	-55/358	57.0	94.5	37.5	7.7
	Incl	73.0	74.0	1.0	159.5
VU-2857	-45/358	0.0	12.0	12.0	6.3
VU-2859	-25/358	0.0	51.0	51.0	31.6
	Incl	46.0	47.0	1.0	1,515	897 gpt Ag
VU-2860	-15/358	112.5	135.0	22.5	20.0
	Incl	116.0	117.0	1.0	155.5
VU-2863	16/358	131.0	132.0	1.0	469
Fan 1070E_LVL
VU-2865	-55/025	1.5	24.0	22.5	60.2
	Incl	19.0	21.0	2.0	643	539 gpt Ag
	And	151.5	156.0	4.5	12.9
VU-2866	-45/025	54.0	70.5	16.5	21.1
	Incl	57.0	58.5	1.5	190
VU-2870	-5/025	227.0	229.0	2.0	56.4
Fan 1070W_L2
VU-2925	-35/011	202.5	234.0	31.5	5.7
	Incl	229.0	230.0	1.0	146
VU-2926	-25/011	133.5	141.0	7.5	35.8
	Incl	137.5	138.5	1.0	262	193 gpt Ag
VU-2928	-5/011	40.0	41.0	1.0	276
VU-2930	16/011	21.0	24.0	3.0	16.3
Fan 1070_RMK
VU-2932	-55/025	97.5	117.0	19.5	306.6

Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Comments
	Incl	115.0	116.0	1.0	5,910	3,400 gpt Ag
	And	135.5	143.5	8.0	38.9
	Incl	142.5	143.5	1.0	172.5
VU-2933	-45/025	1.5	16.5	15.0	561.6
	Incl	13.0	14.0	1.0	8,400	4,900 gpt Ag
	And	89.5	90.5	1.0	201	178 gpt Ag
VU-2934	-35/025	67.5	85.0	17.5	8.6
	Incl	84.0	85.0	1.0	128.5	159 gpt Ag
VU-2935	-25/025	4.5	22.5	18.0	15.0
	Incl	15.0	16.0	1.0	231
Fan 1070W_L3
VU-2961	-55/025	171.0	213.5	42.5	24.5
	Incl	171.0	173.5	2.5	98.5
	Incl	187.5	190.5	3.0	60.0
	Incl	212.5	213.5	1.0	583	417 gpt Ag
	And	235.5	245.0	9.5	11.8
VU-2962	-45/025	222.0	236.0	14.0	191.6
	Incl	222.0	223.5	1.5	424	197 gpt Ag
	Incl	234.0	235.0	1.0	1,795	1,375 gpt Ag
VU-2965	-15/025	66.0	69.0	3.0	750
	Incl	67.0	67.6	0.6	3,560	2,130 gpt Ag
	And	171.0	172.0	1.0	495	443 gpt Ag
VU-2966	-5/025	131.0	153.0	22.0	9.7
	Incl	145.5	147.0	1.5	105
VU-2967	5/057	115.5	133.0	17.5	61.7
	Incl	132.0	133.0	1.0	993	658 gpt Ag

(1) True thickness to be determined.

(2) All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP-MS finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C. ALS Chemex is independent of Pretivm.

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz

Manager, Investor Relations &

Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784

invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)

Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to: results, analyses and interpretations of exploration and drilling programs; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our definition, sustaining, expansion and underground exploration drill programs and our grassroots exploration program, and the plans, specifications, targets, results, benefits, costs and timing thereof; expectations around grade of gold and silver production; Brucejack Mine production rate and gold recovery rate; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; the estimation of mineral resources and mineral resources including any updates thereto; parameters and assumptions used to estimate mineral resources and mineral resources; realization of mineral resource and mineral resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our mineral resources and mineral resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; the effects of the novel coronavirus (2019-nCoV) outbreak as a global pandemic and at the Brucejack Mine, including anticipated operational and financial impacts, and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans including related protocols and procedures. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those related to: the effect of indebtedness on cash flow and business operations; the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations; the effects of the COVID-19 outbreak as a global pandemic and at the Brucejack Mine, including anticipated operational and financial impacts and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans, including related protocols and procedures;; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, grade of gold, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Resource and Resource estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Resources for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Resource estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; stability in financial capital markets; and the impact of the COVID-19 outbreak. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release. Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our public disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

2021 Definition & Expansion Drilling

Underground Section View Looking West

PRETIVM

~ 195,000 meters of drilling planned for 2021

- 113,000 meters of In-Resource drilling
- 82,000 meters of Resource Expansion drilling

S
N
Valley of the Kings
Resource Shell
West Zone
Resource Shell
+1500
+1500
+1200
+1200
+900
+900
Bridge
Zone
1345
Domain P1
Fault
Zone
Galena Hill
West Zone
Gossan
Hill
1080 Level
North Block
300 m
In-Resource Drilling Areas1
Resource Expansion Drilling Area1
Resource Shell2
Exploration Drifts

(1) 2020 Underground Exploration Drilling; see News Release dated Jan 18/21
(2) Outline of Measured and Indicated Mineral Resource, based on Technical Report effective Mar 9/20

1

2021 North Block Phase 2 Drill Results

PRETIVM

Cross Section View Looking West

S
N
+1400
+1200
+1000
+800
Valley of the Kings
Indicated Resource
200 m
North Block
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
<1

2

2021 North Block Phase 2 Drill Results

PRETIVM

Plan View

+426600 E
+426800 E
+427000 E
+427200 E
+6258400 N
+6258200 N
1070W_L1
1070W_L2
1070W_L3
1070_RMK
1070E_Lvl
1150N_LVL
1150N_28
1150N_31
1150N_34
1070 Level Drilling
1150 Level Drilling
N
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
<1
100 m

3

2021 North Block Proposed Drilling

Plan View

PRETIVM

North Block
Phase 3
North Block
Phase 4
+6258600 N
+6258300 N
+426900 E
+427200
+426600 E
N
Resource Shell
Mine Development
Phase 3 Proposed Drilling
Phase 4 Proposed Drilling
Drill Hole Assays Gold (g/t)
>20
5-20
<1
100 m

4

2021 North Block Phase 2 Drill Results

PRETIVM

Section View – Fan 1070W_L1

SW
NE
VU-2864
VU-2863
VU-2862
VU-2861
VU-2860
VU-2859
VU-2858
VU-2857
VU-2856
1070 Level Drill Bay
+1100
+1000
+900
51.0m @ 31.6 g/t gold
(Inc 1.0m @ 1,515 g/t gold)
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
<1
100 m

5

2021 North Block Phase 2 Drill Results

PRETIVM

Section View – Fan 1070W_L3

SW
NE
1070 Level Drill Bay
+1100
+1000
+900
VU-2969
VU-2968
VU-2967
VU-2966
VU-2965
VU-2964
VU-2963
VU-2962
VU-2961
3.0m @ 750.0 g/t gold
(Inc 1.0m @ **3,560 g/t gold**)
14.0m @ 191.6 g/t gold
(Inc 1.0m @ **1,795 g/t gold**)
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
<1
100 m

6

2021 North Block Phase 2 Drill Results

PRETIVM

Section View – Fan 1070_RMK

SW
NE
VU-2940
VU-2939
VU-2938
VU-2937
VU-2936
VU-2935
VU-2934
VU-2933
VU-2932
1070 Level Drill Bay
+1100
+1000
+900
15.0m @ 561.6 g/t gold
(Inc 1.0m @ **8,400 g/t gold**)
19.5m @ 306.6 g/t gold
(Inc 1.0m @ **5,910 g/t gold**)
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
<1
100 m

7